Exhibit 99.4

NOTICE OF CONSOLIDATION OF SHARES AND NAME CHANGE

TO OUR REGISTERED SHAREHOLDERS:

The Company is distributing with this Information Circular, letters of transmittal to be completed by the Company’s Registered Shareholders, if the Share Consolidation is approved at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of Northcore Technologies Inc. (the “Company”) to be held on July 23, 2013, for the purpose of exchanging existing share certificates for post-consolidation and post-name change certificates under the new name of the Company.

Following the Meeting and subsequent approval(s) of the Stock Exchanges, effective at a date to be announced by press release, the Company’s name will be changed and its issued common share capital will be consolidated, with up to twenty (20) common shares being consolidated into one (1) common shares.

Accompanying this notice is a Letter of Transmittal that may be used by you to exchange your present certificates for certificates in the new name representing the consolidated number of shares. Please read carefully the instructions attached to the Letter of Transmittal. Shareholders forwarding share certificates to Equity Financial Trust Company, 200 University Ave., Suite 300 Toronto, Ontario M5H 4H1, by mail are advised, for their own protection, to do so by Registered Mail.

DATED: June 18, 2013

NORTHCORE TECHNOLOGIES INC.

“Don Allan”
Chief Executive Officer

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

LETTER OF TRANSMITTAL
FOR SHAREHOLDERS OF
NORTHCORE TECHNOLOGIES INC.

TO: EQUITY FINANCIAL TRUST COMPANY

This letter of transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) for pre-consolidation common shares (“Pre-Consolidation Shares”) deposited in connection with the share consolidation (the “Consolidation”) more fully described in the Management Proxy Circular of NORTHCORE TECHNOLOGIES INC. dated June 18, 2013 (the “Management Proxy Circular”). When the Consolidation is implemented, each up to (20) issued and outstanding Pre-Consolidation Shares will be exchanged for one (1) post-Consolidation common share (“Post-Consolidation Share”).

The undersigned hereby represents and warrants that: 1) the undersigned is the owner of the number of Pre-Consolidation Shares of NORTHCORE TECHNOLOGIES INC. represented by the enclosed share certificate(s) described below and delivered herewith; and 2) the undersigned has good title to the Pre-Consolidation Shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Pre-Consolidation Shares.

DESCRIPTION OF PRE-CONSOLIDATION SHARES DEPOSITED
Certificate Number(s)	Name in which Registered	Number of Pre-Consolidation Common Shares

TOTAL

(If space is not sufficient, please attach a list in the above form.)

The above-listed share certificate(s) is/are hereby surrendered in order that they may be exchanged for a new share certificate reflecting the new CUSIP/ISIN number assigned to the Post-Consolidation Shares as a result of:

(i) the Share Consolidation Resolution (No fractional Post-Consolidation Shares will be issued to shareholders. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Post-Consolidation Share, the number of Post-Consolidation Shares issued to such shareholder shall be rounded down to the nearest whole number. In calculating such fractional interests, all Post-Consolidation Shares held by a beneficial holder shall be aggregated.); and

(ii) the Name Change Resolution approving the name change of the Company to “Cielo Technologies Inc.” or such other name as may be approved by the Board of Directors of the Company;
such new share certificate to be returned to the undersigned forthwith upon issuance.

The foregoing resolutions were submitted for approval of shareholders at the Annual General and Special Meeting of shareholders of NORTHCORE TECHNOLOGIES INC. held on July 23, 2013, or any adjournment or postponement thereof. The undersigned authorizes and directs Equity Financial Trust Company to issue and deliver a new share certificate, in the name and to the address as indicated below, representing the Post-Consolidation Shares to which the undersigned is entitled or, if no instructions are given, in the name and to the address of the undersigned as it appears on the share register maintained by Equity Financial Trust Company on behalf of NORTHCORE TECHNOLOGIES INC.

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

Name: (please print clearly)
Address:

City: Province: Postal Code:
Telephone: (Work) (Home) ( ) ( )	Social Insurance Number (for Canadian shareholders)	Tax Identification Number (for Shareholders from countries other than Canada)

Date: ___________________________                                 ______________________________________
                                                                                                          Signature of Shareholder

INSTRUCTIONS

1. Use of Letter of Transmittal

(a)
Each shareholder holding share certificate(s) of NORTHCORE TECHNOLOGIES INC. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Equity Financial Trust Company (“Equity”) at the office listed below. The method of delivery to Equity is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.
(c)
Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to the Trust Company.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada , members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d)
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)	NORTHCORE TECHNOLOGIES INC. reserves the right if it so elects in its absolute discretion to instruct Equity to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com

2. Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Equity together with a letter stating the loss. Equity will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.
4. Miscellaneous

(a)	If Pre-Consolidation Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate letter of transmittal should be signed for each different registration.

(b)	No alternative, conditional or contingent deposits will be accepted.

(c)
The Consolidation will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and the holder of Pre-Consolidation Shares covered by this letter of transmittal hereby unconditionally and irrevocably attorns to the nonexclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(d)	Facsimile copies of the letter of transmittal, properly completed and duly executed, may be accepted.

(e)
Additional copies of the Letter of Transmittal may be obtained from Equity at the office listed below or from the Company’s website at www.northcore.com. Any questions should be directed to Equity at 416-361-0152.

By Mail:
EQUITY FINANCIAL TRUST COMPANY
200 University Ave., Suite 300
Toronto, Ontario M5H 4H1,
Fax: (416) 361-0470
Attn: STOCK TRANSFER

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com